UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-51005

PANTHERA EXPLORATION INC.
(Exact name of registrant as specified in its charter)

#709 - 837 West Hastings Street

Vancouver, British Columbia, V6C 3N6 Canada

(604) 687-1828
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

            Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A.           Panthera Exploration Inc. (the "Company") first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on or about December 27, 2004, being the date that was sixty days after it filed a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the "Commission") to register its common shares, no par value (the "Common Shares"), under Section 12(g) of the Exchange Act. The Registration Statement on Form 20-F was initially filed with the Commission on October 28, 2004.

B.           The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Commission on April 30, 2010.

Item 2.  Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended.

Item 3.  Foreign Listing and Primary Trading Market

A.           The Company has maintained a listing of its Common Shares on the TSX Venture Exchange (the "TSXV"), the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for the Common Shares, in Canada (the "Primary Jurisdiction"), under the symbol "PNX.V".

B.           The date of the initial listing of the Common Shares on the TSXV was December 2, 2003. The Common Shares have been listed on the TSXV since such date. Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.           For the period commencing on December 1, 2009 and ended on and including November 30, 2010 (the "Recent Trading Period"), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was approximately 96%. As such, the primary trading market is larger than the trading market for the Common Shares in the United States as of the Recent Trading Period.

Item 4.  Comparative Trading Volume Data

A.           The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act is December 1, 2009 and the last day of such Recent Trading Period is November 30, 2010.

B.           During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States was approximately 432 Common Shares and on a worldwide basis was approximately 11,621 Common Shares.

C.           During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume of the Common Shares worldwide was approximately 4%.

D.           The Common Shares have never been admitted to trade on, nor been delisted from, a national securities exchange in the United States and the Common Shares have never been delisted from an inter-dealer quotation system in the United States.

E.           The Company has not terminated a sponsored American depository receipt (ADR) facility regarding the Common Shares.

F.           The primary source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 was Yahoo Finance, made available on the Internet at http://finance.yahoo.com. The source of Over-the-Counter Bulletin Board trading volume information was Google Finance, made available on the Internet at http://www.google.com/finance, as such information was not available from Yahoo Finance.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.           As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on December 8, 2010 (the "News Release"), disclosing its intent to terminate its reporting obligations under Section 13(a) of the Exchange Act.

B.           The News Release was disseminated in the United States via www.theNewswire.ca wire service.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The address of the electronic information delivery system on which the Company will publish the information required by Rule 12g3-2(b)(1)(iii) under the Exchange Act is the Company's profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10.  Exhibits

Exhibit No.

Description

99.1

News Release of the Company dated December 8, 2010.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Panthera Exploration Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Panthera Exploration Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

PANTHERA EXPLORATION INC.

By:  /s/ Bassam Moubarak
        Bassam Moubarak
        Chief Financial Officer

Dated:   December 8, 2010

Terminal City Club Tower, Suite 709 - 837 West Hastings Street
Vancouver, BC CANADA V6C 3N6	TSX Venture Exchange (TSX-V): PNX
Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058	OTC Bulletin Board (OTCBB): PNXLF
www.pantheraexploration.com info@pantheraexploration.com	Frankfurt Stock Exchange (FRA): GAC WKN A0RK7E

NEWS RELEASE - December 8, 2010

PANTHERA EXPLORATION INC. FILES FORM 15F
TO DEREGISTER IN THE USA

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Panthera Exploration Inc. (TSX-V: PNX, OTCBB: PNXLF, FRA: GAC, WKN: A0RK7E, "Panthera" or "the Company") today announces that it has filed a Form 15F with the U.S. Securities and Exchange Commission (the "SEC") with the intention of voluntarily terminating the registration of its common shares under section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). Panthera expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, Panthera's reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended.

Panthera will continue to comply with its Canadian continuous disclosure obligations by making filings with the applicable Canadian securities regulators via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Panthera's common shares will continue to be listed and trade in Canada, in Canadian dollars, on the TSX Venture Exchange under the symbol "PNX".

Panthera is current with its reporting requirements under the Exchange Act.

In determining to terminate the registration of its common shares under the Exchange Act, the Company considered that administrative burdens and costs associated with being a U.S. reporting company have significantly increased in the past few years, particularly in light of new requirements introduced pursuant to the Sarbanes-Oxley Act of 2002. The time and costs associated with preparing U.S. filings and meeting SEC regulatory requirements are substantial, and overall the Company's management believes that these administrative burdens and their associated costs far outweigh the benefits derived from the Company's registration with the SEC.

About Panthera Exploration Inc.

Panthera Exploration is a Vancouver-based exploration company listed on the TSX Venture Exchange under the symbol PNX. Management is currently evaluating acquisitions to build its property portfolio. Panthera is a member of the Grosso Group, a management company specializing in resource exploration for over 17 years.

 ON BEHALF OF THE BOARD

"Gerald Carlson"

_______________________________

Dr. Gerald Carlson, Interim President & CEO

For further information please contact:

Corporate Communications
Tel: 1-604-687-1828
Toll-Free: 1-800-901-0058

Email: info@pantheraexploration.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Readers are encouraged to refer to the Company's public disclosure documents for a more detailed discussion of factors that may impact expected future results. The Company undertakes no obligation to publicly update or revise any forward-looking statements.   We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

2010